Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 326 791 340 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total updates Block B contractual terms in Sudan
in view of possibly resuming operations once peace restored

Paris, December 21, 2004 — Since November 1980, Total, via its subsidiary Total E&P Soudan, operates with a 32.5% interest the 118,000-square-kilometer Block B in southeastern Sudan under a production sharing contract, alongside Marathon Petroleum Sudan Ltd (32.5%), Kufpec Sudan Ltd (25%) and state-owned Sudapet (10%).

Deteriorating security conditions in southern Sudan caused the Group to suspend field operations in 1985. The government of Sudan and Total began talks on resuming operations when negotiations between the government and the Sudan People’s Liberation Army (SPLA) led to the signature of preliminary agreements.

Within the framework of these talks, Total and its partners recently concluded an agreement with Sudanese authorities to update the 1980 production sharing contract to take account of new international industry standards, particularly in relation to corporate social responsibility.

Operations will not be resumed until peace and genuine, lasting security have been restored in the region.

Total’s commitment, in line with its Code of Conduct and corporate values, is to contribute, when circumstances permit, through its oil operations to the reconstruction of a country ravaged by two decades of civil war.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com